CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2009 of GLG Life Tech Corporation of our report dated March 31, 2010 relating to the consolidated financial statements, which appears in the Exhibit incorporated by reference in this Annual Report.  We also consent to the incorporation by reference in this Annual Report of our Comments by Auditors on Canada-US Reporting Difference dated March 31, 2010 which appears in the Exhibit incorporated by reference in this Annual Report.

(signed) PricewaterhouseCoopers LLP
Vancouver, Canada
March 31, 2010